UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

NATURAL GAS SERVICES GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Commission file number: 1-31398

Colorado	75-2811855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
508 W. Wall St. Suite 550, Midland, Texas	79701
(Address of principal executive offices)	(Zip Code)

Stephen C. Taylor	(432) 262-2700

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Natural Gas Services Group Inc., has conducted an analysis of our products and have concluded that the following minerals: tin, tungsten, tantalum and/or gold are contained in the components used to manufacture and fabricate our compressors and flares. Through our due diligence work we have conducted a good faith reasonable country of origin review and determined that our supply chain is DRC (Democratic Republic of the Congo or an adjoining country) conflict undeterminable and as a result we have filed a Conflict Minerals Report.

Conflict Mineral Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.ngsgi.com under “Governance”.

Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Dated: May 29, 2018
	By:	/s/ Stephen C. Taylor

Stephen C. Taylor
President & Chief Executive Officer